Frank H. Hamlin, III

President and CEO

July 1, 2013

Dear Shareholder:

Canandaigua National Corporation (“CNC or the “Company”) has announced that it is offering to purchase all of the common stock held by persons owning 99 or fewer shares as of the close of business on June 26, 2013. Shareholders who own more than 99 shares as of this record date are not eligible to participate in this offer.

Our principal purpose in making the offer is to reduce the number of our record shareholders from the current 1,540 to below 1,200 which is the number of shareholders required to deregister with the Securities and Exchange Commission.  The Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will no longer be obligated to file periodic reports and proxy statements with the SEC. Canandaigua National Corporation and its subsidiaries will continue to be regulated by the Federal and State banking authorities. Our Board has determined that the costs for public company compliance, which we estimate at $250,000 per year are overly burdensome on the Company and not beneficial to our shareholders or customers.  We hope that by reducing the number of our shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its accounting, legal, and other costs associated with SEC reporting and audit requirements. In addition, this will allow the Company’s management to focus on business opportunities for the Company, as well as the needs of its shareholders and customers.

The Company is offering to purchase these “odd-lot” shares for a purchase price of $161.00 per share.  This price represents a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. In addition, Canandaigua National is offering a $50.00 bonus, per eligible shareholder, for all properly executed transmittal letters and stock certificates or other documents received prior to the expiration date, August 12, 2013.

Eligible shareholders completing the required documents and submitting them to our transfer agent, The Canandaigua National Bank and Trust Company, will receive $161.00 per share, plus the $50 per eligible shareholder if applicable. No brokerage or other fees will be charged by the Company.  Sale proceeds will be direct deposited to your bank account or you may request that a check be issued.

Shareholders holding their shares with their broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this offer. Enclosed with this package are various documents discussing this odd-lot tender offer. A full description of the terms of the offer and the reasons we are making the offer are included in the document entitled “Offer to Purchase for Cash.” We encourage you to review the entire Offer to Purchase for Cash. A summary of the terms of the offer are set forth on pages 3 and 4, and a simple question and answer format is included on pages 4 through 7 of that document.

If not enough shareholders participate in this offer to reduce the number of record shareholders below 1,200, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will likely explore other options to reduce the number of shareholders.

If, after reading the Offer to Purchase, you still have questions about this odd-lot tender offer, please feel free to contact Richard H. Hawks, Jr., Senior Vice President- Trust Administration Officer, or me at the address provided at the end of the Offer to Purchase. We urge you to read the documents you have received relating to this Offer to Purchase and give this matter your full consideration.

Sincerely,

/s/Frank H. Hamlin, III

Frank H. Hamlin, III

President and Chief Executive Officer